C&K Group Limited

Flat 3309-11, 33/F, Tower 5, The Gateway, No. 15 Canton Road

Tsim Sha Tsui, Kowloon, Hong Kong

VIA EDGAR

September 5, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	C&K Group Ltd

Amendment No. 1 to Registration Statement on Form F-1

Filed on August 25, 2025

File No. 333-287713

Dear Ms. Sidwell:

C&K Group Limited (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s submission of its Amendment No. 1 to Registration Statement on Form F-1 on August 25, 2025 as set forth in the Staff’s letter dated September 3, 2025 (the “Comment Letter”). Concurrently with the filing of this letter, the Company is filing its Amendment No. 2 to Registration Statement on Form F-1 (the “Amended Registration Statement”), which includes changes to reflect the Company’s responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

Amendment No. 1 to Form F-1 filed on August 25, 2025

Resale Prospectus, page Alt-1

1.	We note your disclosure indicating that “[n]o sales of the Class A Ordinary Shares covered by this prospectus shall occur until the Class A Ordinary Shares sold in our initial public offering begin trading on the Nasdaq Capital Market.” Please revise to state the price at which the initial public offering shares will be sold prior to the sale of the Class A ordinary shares by the selling shareholders.

Response: The Company respectfully advises the Staff that it has revised relevant disclosures on the cover page, page Alt-1 (under “The Offering”) and page Alt-3 (under “Selling Shareholders Plan of Distribution”) of the resale prospectus included in the Amended Registration Statement to clarify that no resales may occur until after our Class A Ordinary Shares sold in the initial public offering at an assumed initial public offering price of $4.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of the public offering prospectus, have begun trading on the Nasdaq Capital Market. Thereafter, any Class A Ordinary Shares sold by the selling shareholders will occur at prevailing market prices or privately negotiated prices.

2.	Please revise to include a table of contents for the resale prospectus.

Response: The Company respectfully advises the Staff that we have revised the resale prospectus included in the Amended Registration Statement to add a table of contents immediately following the resale prospectus cover page.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have any questions, please do not hesitate to call our counsel, Jinhua (Anna) Wang, Esq., of Robinson & Cole LLP, at (212) 451-2942.

Sincerely,

/s/ Cheng, Ka Ki
Cheng, Ka Ki Chief Executive Officer, Chairman and Director

cc:	Jinhua (Anna) Wang, Esq. Robinson & Cole LLP